GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com

                                                               July 6, 2006

     By Federal Express
     Mr. Carlton Tartar
     Assistant Chief Accountant
     Division of Corporate Finance
     U.S. Securities and Exchange Commission
     Washington, DC 20549-0306
     Mail Stop 3561


Dear Mr. Tartar:


     Re: China Industrial Waste Management, Inc. Form 8-K File No. 002-95836 NY Filed June 20, 2006

         Reference is made to your comment letter dated June 21, 2006 to our client, China Industrial Waste Management, Inc. (the "Company"), relating to the subject current report of the Company on Form 8-K (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

     1. We note your disclosure regarding the audit report issued by your former accountant. Item 301(a)(1)(ii) of Regulation S-B requires you to address the former accountant's reports for each of the past two fiscal years, not just the most recent report which includes both fiscal years. We also note that the former accountant's report for the year ended December 31, 2004 was modified for an uncertainty regarding the ability to continue as a going concern. Please revise your disclosure accordingly.

     Answer: Please refer to the enclosed Amendment to the Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on July 6, 2006 (the "Revised Report") in redline for the revisions made in response to your comment.

     2. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

     Answer: The Company provided a copy of the Current Report on Form 8-K filed with the SEC on June 20, 2006 (the "Report") and the Revised Report (together with the Report, collectively, the "Reports") to the Company's former accountant, E. Randall Gruber, CPA, PC ("Gruber") on June 20, 2006 and July 6, 2006, respectively, and has requested Gruber to furnish a letter addressed to the SEC stating whether it agrees with the statements made by the Company and, if not, stating the respects in which it does not agree (the "Former Accountant Statement"). The Company has also requested that Gruber furnish to the Company within ten business days after filing of the Reports, the Former Accountant Statement so that the Former Accountant Statement can be filed with the SEC. In addition to the foregoing requests sent to Gruber in writing, the Company has attempted to contact Gruber by telephone and emails regarding the Former Accountant Statement. As of the date hereof, the Company has not received the Former Accountant Statement from Gruber. The Company intends to file the Former Accountant Statement by an amendment to the Report within two (2) business days of receipt of the Former Accountant Statement from Gruber.

     Per your request, enclosed also is a statement from the Company with certain acknowledgements as specified on the Comment Letter.



                                            Very truly yours

                                            Guzov Ofsink LLC


                                            By: /s/ Darren Ofsink
                                            ---------------------
                                            Darren Ofsink

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 8-K/A


                                 CURRENT REPORT

     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): June 9, 2006

                     CHINA INDUSTRIAL WASTE MANAGEMENT, INC.
             (Exact name of registrant as specified in its charter)



          Nevada                         002-95836-NY           13-3250816
-------------------------------   -----------------------     --------------
(State or other jurisdiction of   (Commission File Number)    (IRS Employer
        incorporation)                                      Identification No.)


                     China Industrial Waste Management Inc.
                                       c/o
               Dalian Dong Tai Industrial Waste Treatment Co., Ltd
                             No. 1 Huaihe West Road

                        E-T-D-Zone, Dalian, China 116600
      --------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

     Registrant's telephone number, including area code: 01186-411-8762-2850


                                       N/A
            -------------------------------------------------------
           (Former Name and Address if Changed since the last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4. 01    Changes in Registrant's Certifying Accountant.

     On June 9, 2006, E. Randall Gruber, CPA, PC ("Gruber") resigned from its position as the independent accountant of China Industrial Waste Management, Inc. (the "Company"). Gruber had been previously engaged as the principal accountant to audit the Company's financial statements.

     Gruber's audit opinions on the financial statements for the fiscal years ended December 31, 2004 and 2005 did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of Gruber for the fiscal year ended December 31, 2004 indicated conditions which raised substantial doubt about the Company's ability to continue as a going concern.

     Gruber did not audit the Company's financial statements for any period after December 31, 2005.

     During the fiscal years ended December 31, 2004 and 2005, the interim period ended March 31, 2006 and through the date of Gruber's resignation, there were no disagreements between Gruber and the Company on any matter of accounting principles or practices, financial statement disclosure, auditing scope, or procedure, which disagreements, if not resolved to the satisfaction of Gruber, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

     The Company provided a copy of this Amendment to the Current Report on Form 8-K/A (the "Report") to Gruber on the date of this Report and has requested Gruber to furnish a letter addressed to the Securities and Exchange Commission (the "SEC") stating whether it agrees with the statements made by the Company and, if not, stating the respects in which it does not agree (the "Former Accountant Statement"). The Company has requested that Gruber furnish to it within ten business days after the date of this Report, the Former Accountant Statement so that the Former Accountant Statement can be filed with the SEC. The Company intends to file the Former Accountant Statement by an amendment to this Report within two (2) business days of receipt of the Former Accountant Statement from Gruber.

     On June 19, 2006, the Company retained Child, Van Wagoner & Bradshaw, PLLC ("DVWB") as its new independent accountant, which retention was approved by the Board of Directors of the Company. DVWB is located at 5296 S. Commerce Dr., Suite 300, Salt Lake City, UT 84107. The Company has not consulted with DVWB on any matters relating to the application of accounting principles or any matter that was either the subject of a disagreement or a reportable event prior to this engagement.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                CHINA INDUSTRIAL WASTE MANAGEMENT, INC.


                                By: /s/ John Leo
                                --------------------
                                Name: John Leo
                                Title:    Secretary


Date: July 6, 2006

United States Securities and Exchange Commission
Washington, D.C. 20549-0306


     Reference is made to (i) the Current Report on Form 8-K of China Industrial Waste Management, Inc. (the "Company") filed with the Securities and Exchange Commission (the "SEC") on June 20, 2006 (the "Current Report"), (ii) the SEC comment letter dated June 21, 2006 to the Company relating to the Current Report (the "Comment Letter"), (iii) the Company's response to the Comment Letter dated July 6, 2006 prepared by our attorney, Guzov Ofsink, LLC, on behalf of the Company, and (iv) the Amendment to the Current Report on Form 8-K/A filed with the SEC on July 6, 2006 (the "Revised Report", together with the Current Report, collectively, the "Filing"), incorporating your comments contained in the Comment Letter. We hereby acknowledge the following:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


                                Very truly yours

                                China Industrial Waste Management, Inc.


                                By: /s/ John Leo
                                ----------------------
                                Name:   John Leo
                                Title:  Secretary

July 6, 2006